UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2007

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: March 20, 2007

CAMTEK ANNOUNCES 2006 FOURTH QUARTER
AND FULL YEAR RESULTS

Revenues were $21M for Q4 2006, and a record $100M for Full Year

MIGDAL HAEMEK, Israel – March 20, 2007 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced results for the fourth quarter and twelve months ended December 31, 2006.

The company reported revenues for the fourth quarter of 2006 at US$21 million, up 8.2% from $19.4 million in the fourth quarter of 2005, and sequentially down 20.1% from $26.3 million in the quarter ended September 30, 2006.

Gross profit margin for the fourth quarter of 2006 was 44.5% compared to 49.5% for the fourth quarter of 2005, and 53.2% for the third quarter of 2006.

Net loss for the fourth quarter of 2006 was $2.2 million, or $0.07 per share. This compares to a net profit of $2.1 million, or $0.07 per share, in the fourth quarter of 2005. For the third quarter of 2006, net profit was $4.2 million, or $0.14 per share.

Revenues for the twelve-month period ended December 31, 2006 were $100.1 million, up 58.7% from $63 million for the twelve-month period ended December 31, 2005. Gross profit margin for the year 2006 was 51.6%, compared to a 48.0% margin in 2005. Net profit for the twelve-month period ended December 31, 2006 was $11.6 million, or $0.39 per share, compared to $2.7 million, or $0.10 per share, for the twelve-month period ended December 31, 2005.

Rafi Amit, Camtek’s CEO, commented, “In 2006 we set a new record for Camtek both in revenue and in profit. Despite the industry-wide slowdown in the fourth quarter, we achieved revenues of $100 million, nearly 60% over 2005. What makes this growth noteworthy is that we accomplished it by expanding our business while maintaining healthy margins and profitability.”

“Our sales to the semiconductor manufacturing and packaging industries doubled this year, increasing market share; our revenues in the PCB and HDI-S industries were up 42% from 2005 levels, indicating our strong position in this market.”

Mr. Amit continued, “We are continuing our investments in developing new capabilities and in enhancing performance of our product lines, both for the semiconductor manufacturing and packaging industry – our current main potential growth engine -, and for the PCB / HDI-S market. The PCB / HDI-S market remains very viable for us, as we believe it retains the potential for further growth.

Mr. Amit concluded, “We are experiencing similar softness to that reported by several suppliers in our marketplaces. This softness resulted in reduced revenue, lower margins and consequently a loss in the fourth quarter. We believe this is an outcome of the inherent cyclicality of the industry, and have already begun adjusting our expense level to the current business environment. At this point, we expect revenues in the first quarter of 2007 in the range of $16 to 18 million. Nevertheless, based on inputs from our customers, we expect a shift in the market and an increased demand for our products in the second quarter of 2007, and a further increase in demand for our products during the second half of the year. We are maintaining our capability to support this anticipated increased demand.”

Camtek will host a conference call today, Tuesday, March 20, 2007 at 9:00 a.m. EDT. Rafi Amit, Chief Executive Officer and Ronit Dulberg, Chief Financial Officer will be on the call and will be available to answer investor questions after presenting the results.

To participate, please call one of the telephone numbers below at least 5 minutes before the start of the call.

US:	1 888 281 1167	at 9:00 a.m. EDT
UK:	0 800 917 9141	at 1:00 p.m. GMT
Israel:	03 918 0688	at 3:00 p.m. Israel time
International:	+972 3 918 0688

For those unable to participate, the teleconference will be available for replay for 14 days on Camtek’s website at www.camtek.co.il beginning 48 hours after the call.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.

This press release is available at www.camtek.co.il

Contact Details

CAMTEK	IR INTERNATIONAL
Ronit Dulberg, CFO
Tel: +972-4-604-8308	GK International IR
Fax: +972-4-604 8300	Ehud Helft / Kenny Green
Mobile: +972-54-9050776	Tel: (US) 1 646 201 9246
ronitd@camtek.co.il	info@gkir.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Camtek Ltd. Consolidated Balance Sheets

(In thousands)

	December 31,
	2006	2005
	U.S. Dollars

ASSETS
CURRENT ASSETS
Cash and cash equivalents	23,358	8,714
Marketable securities	2,099	2,101
Accounts receivable, net	29,434	26,412
Inventories	41,414	24,942
Due from affiliates	180	290
Other current assets	2,372	2,817
Deferred tax	65	-

Total current assets	98,922	65,276

FIXED ASSETS
Cost	15,927	14,405
Less - Accumulated depreciation	5,198	4,442

Fixed assets, net	10,729	9,963

Deferred tax	369	-

Other assets	786	-

Total assets	110,806	75,239

LIABILITIES
CURRENT LIABILITIES
Accounts payable -trade	11,801	8,678
Due to affiliates	814	-
Other current liabilities	12,831	8,721

Total current liabilities	25,446	17,399
Convertible loan	5,000	5,000
Liability for employee severance benefits	222	222

Total liabilities	30,668	22,621

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,052,474 in 2006 and 28,095,516 in 2005, outstanding
30,040,855 in 2006 and 27,083,897 in 2005	132	125
Additional paid-in capital	59,420	43,732
Deferred stock-based compensation	-	(221)
Accumulated other comprehensive loss
Unrealized loss on marketable securities	(1)	(2)
Retained earnings	21,580	9,977

	81,131	53,611
Treasury stock, at cost (1,011,619 shares in 2006 and 2005)	(993)	(993)

Total shareholders' equity	80,138	52,618

Total liabilities and shareholders' equity	110,806	75,239

Camtek Ltd. Consolidated Statements of Operations

(In thousands)

	Three Months ended December 31,		Year ended December 31,
	2006	2005	2006	2005
	U.S. dollars		U.S. dollars

Revenues	21,006	19,383	100,055	63,032
Cost of revenues	11,666	9,782	48,442	32,781

Gross profit	9,340	9,601	51,613	30,251

Research and development costs	3,662	2,281	11,831	8,469
Selling, general and administrative expenses	8,120	5,233	27,850	18,760

	11,782	7,514	39,681	27,229

Operating income (loss)	(2,442)	2,087	11,932	3,022

Financial expenses, net	(115)	(28)	(288)	(320)

Income (loss) before income taxes	(2,557)	2,059	11,644	2,702

Income tax	333	-	(41)	-

Net income (loss)	(2,224)	2,059	11,603	2,702

Net income (loss) per ordinary share:

Basic	(0.07)	0.08	0.40	0.10

Diluted	(0.07)	0.07	0.39	0.10

Weighted average number of ordinary
shares outstanding:

Basic	30,200	27,332	29,176	27,253

Diluted	30,200	27,607	29,553	27,586